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Alkane Truck Company

Alternative Fuel Vehicles

Small OPO · Myrtle Beach, SC · Transportation

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ALKANE TRUCK COMPANY

U.S. Assembler of Alternative Fuel Trucks and Off Road Vehicles

INVEST IN ONE COMPANY, INVEST IN THREE PRODUCTS

We are a creative and motivated South Carolina-based company focused on clean-burning alternative fuels vehicles, American jobs and energy independence.



LINE-X
RESCUE

Ricardo Takeo Kuwabara | *Chief Engineer*, presents the Alkane Dominator to visitors at the SEMA 2016 Auto Show, in Las Vegas.

Together, we can build a cleaner, brighter future for America! Join us today!

INVEST

- **Minimum Purchase:**
  - 57 shares at $4.26 each, for a total of $247.08
- **Minimum Target Goal:**
  - $24,993.42
- **Maximum Target Goal:**
  - $999,996.66

THE OFFERING

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share ("Class B Common Stock") of Alkane Truck Company, a Georgia corporation (the "Company") on a "best efforts" basis. The target offering amount necessary to close this offering is $24,993.42. If we do not raise our target offering amount by March 30, 2017, no securities will be sold in this offering, investment commitments will be canceled and committed funds will be returned. We will accept over-subscriptions in excess of the target offering amount up to $999,996.66 on a first come, first served basis.


DOMINATOR

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Not actual production version, only f

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ALKANE TRUCK COMPANY | OUR VISION

After exhaustive research, development and testing, Alkane Truck Company, Inc., is proud to offer a new line of trucks that will fill much-needed market voids in North America. Alkane's heavy-duty vehicles will be available with any of four different fuel types: CNG; LPG; gasoline; or for international markets--diesel. These trucks will include a Class 7 cab-over delivery truck, a Class 8 cab-over, 18-wheel heavy hauler, and the Humvee-style, Alkane Dominator™.



Alkane Dominator™ unveiled at SEMA 2016.



News reporters filming the Dominator™ .



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Exhibitors & Visitors impressed by the Dominator™ .

The Company is an 'assembler' of vehicles as opposed to a manufacturer of vehicles. This distinction is an important one. The role of 'assembler' eliminates the debt burden of purchasing hundreds of millions of dollars in stamping and other high-priced production equipment required to manufacture vehicles from the ground up.

A Sleek Formula

Seek out the industry's best components at the best prices available worldwide and contract with those manufacturers already equipped to produce the vehicle parts. Having bypassed investment in a financially burdensome manufacturing infrastructure, Alkane is positioned to move directly to vehicle assembly. Technology changes quickly; in addition to the obvious front-end cost savings, Alkane is free to assimilate new innovation without being hampered by equipment outdated before it can even be fully depreciated. This smart model will keep Company a contemporary enterprise from the beginning--ideal for a company interested in serving a niche market rather than in mass production.

Outsourced Components

Alkane purchases engines, transmissions, fuel systems, axles, rims, tires, seats, seat belts, brake systems - 66% of all components - from the finest manufacturers in the USA. In addition to keeping Americans employed, this important benchmark qualifies Alkane to sell our specialty vehicles to the US government. We are able to purchase gliders (vehicle body without drive train) from Foton-Daimler and Agrale at very competitive prices and integrate US drive trains and fuel system components from suppliers at equally favorable prices. This allows us to sell our natural gas fueled trucks at prices comparable to diesel or gasoline trucks of the same size and weight class.

Experienced Manufaturers

We contract for the highest quality parts and components already in production by experienced manufacturers. To purchase and outfit such facilities could cost upwards of $500,000,000; we avoid that expense and focus our attention, instead, on securing only the best engineers, designers and suppliers. In addition, contracting with select third-party quality producers allows access to name-brand components without the fear of competition with larger manufacturers. For example, we purchase our 8.8 liter PSI block engines from a third party source in business to sell name-brand engines powered by natural gas.

Exclusive Rights

We currently contract with some of the most respected companies in the industry. Alkane is the Agent of Service for the North American ma Foton and Agrale, two presitious international vehicle manufacturer whom we purchase cabs and frames for our Class 7 delivery trucks; Foton manufactures and sells 600,000 trucks annually worldwide; Agrale supplies Brazil's military forces and the united nation fleets.
For the Class 7 truck, Alkane has completed the required DOT, EPA and CARB certifications. This time-consuming and expensive process is required in order to sell vehicles in the North American market.

Together, we can provide American jobs, protect clean air for generations to come and create a climate of energy independence.
Join us in our journey to change the future of trucking.

VEHICLE I | THE DOMINATOR™


FIRE
RESCUE
ALKANE

The Alkane Dominator™ - Fire & Rescue Prototype Unveiled at SEMA Auto Show in Las Vegas, on Nov 1-4, 2016.

ACCESSORIES



SNORKEL



WINCH


LED LIGHT BAR
SNORKEL
EXTENDED REAR VIEW MIRRORS
MUD GUARDS
DEFENSE BUMPER
LED LIGHTS
FOG LAMPS
AMERICAN AXLES
TIRES 35" INCH
WHEELS 18"
DOMINATOR

DOMINATOR


DOMINATOR


STATE
POLICE





Military, Police & Security

Designed with military DNA, the backbone (chassis) of our **Dominator™** is a full metal structure, ensuring the strength and durability required for all military, police and private security applications.

Fire & Rescue

Floods? No Problem. The **Dominator™** can slog through 40" inches of mud and water in the standard configuration - accommodating many special applications of this workhorse for Fire & Rescue operations.

Extreme Off-Road

Snow, Desert, Hills, Rivers? Bring It On! Extreme outdoor challenges are no match for our all-terrain Off-Road ***Dominator™***, capable of outperforming in the most rugged, demanding environments.

DOMINATOR


DOMINATOR

Agrale of Brazil manufactures the body of our on-road/off-road, heavy-duty vehicle, the rugged Alkane Dominator, recently showcased as par LINE-X exhibition at the prestigious SEMA Show in Las Vegas, Nevada. Agrale manufactures all vehicles for the Brazilian military - vehicles designed to negotiate some of the most challenging terrain in the world. Alkane Truck Company is the Agent of Service for Agrale for the North American market, the first time they have offered this exclusive role to anyone outside of Brazil.

If the company raises the required capital, we estimate the production of the Dominator will begin in April 2017 and we project producing approximately 1,100 by the end of 2017.

The Company's vehicles are designed to operate on abundant, US-produced, clean-burning fuels such as LPG or CNG. But, as mentioned previously, we are free to accommodate market demands to provide the same vehicles powered by either gasoline or diesel fuels. In 2020, we anticipate producing our vehicles to operate as extended range electric vehicles as well.

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6.0 Liter, On-Highway Engine
The Dominator™ will be powered by the a 6.0 Liter V8. It is a 364 CID Engine with a 6-Speed Automatic Transmission. The propane vehicles will utilize the Bi-Phase, durability-tested, liquid-injection propane (LPG) fuel system. Alkane will also offer a 6.0 Liter gasoline engine as well as a 5.0 Liter Turbo Charged Diesel.
MAXIMUM PERFORMANCE NO COMPROMISES
V-8, 6.0L, 364 CID, 345hp, Liquid-Injected, Propane or Gasoline Engine — 373 lb-ft torque @4,400 rpm
Six speed RWD / AWD, electronically controlled automatic overdrive transmissionwith torque converter clutch.
eco friendly
Front American made 44.3 solid front axle (open diff) and a 70 solid rear axle with "Power Lock." Coil springs are up front and leafs at the rear.
GASOLINE
LPG
CNG
DIESEL
BI-PHASE TECHNOLOGIES
Durability-tested liquid propane fuel system
Available in 4 different fuel types

CLICK HERE TO VIEW THE ALKANE DOMINATOR™ 2017 BROCHURE


ALKANE TRUCK COMPANY
ALKANE TRUCK COMPANY
DOMINATOR




139.76 inches (11.65 ft.)
115.75 inches (9.65 ft.)
83.07 inches (6.92 ft.)
62.59 inches (5.22 ft.)
DOMINATOR
36.2 in.
13.38 in.
27.16 in.
55.9 inches (4.65 ft)
25.34 in.
131.9 inches (10.99 ft.)
50 inches
207.24 inches (17.27 ft.)


81.49 inches (6.79 ft.)
74.4 inches (6.2 ft.)
85.04 inches (7.08 ft.)
81.29 inches (6.77 ft.)

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DOMINATOR™ 2020 | EXTENDED RANGE ELECTRIC TRUCK

Currently under research, Alkane Truck Company expects to launch an extended range electric prototype of the Alkane Dominator™ truck by the year 2020.

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DOMINATOR

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Next-gen Li-Ion Battery Packs

Third-generation Lithium-Ion Battery being mass produced since 2010 have the power density of about three times in comparison with a nickel-metal hydride battery in present market, and fourth-generation currently under development have the power density of about four times. The batteries also produce higher output (boosting vehicle power), higher efficiency (avoiding wasteful use of electricity), and provides excellent durability, compared with the life of the battery being roughly equivalent to the life of the vehicle. They are regarded as the leading role of next-generation battery.

Electric Drive Motor

The electric motor in a drivetrain is part of a system that consists of an energy source (typicallya battery pack), a controller (which usually includes some power electronics), and the motordrive itself (which may drive the wheels directly or through a gearbox). Many of the electricvehicles (EVs) on the road today are adapted from conventional vehicles that have beenoptimized for the internal combustion engine (ICE). This approach makes economic sense forautomotive original equipment manufacturers (OEMs) that have already established productionfacilities, but it does not make the best use of the potential of the electric drive.

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LI-ION BATTERIES

OUR 23 KWH LI-ION BATTERY PACK

DELIVERS UP TO 40-MILE ZERO-EMISSION BATTERY RANGE.

LPG/CNG/GAS/ GENERATOR

THE BATTERY PACK CAN BE RECHARGED BY THE ONBOARD LPG/CNG OR GAS GENERATOR TO KEEP YOU ON THE GO.

ALKANE'S MOTOR CONTROLLER

OUR VOLT ARCHITECTURE PROVIDE THE POWER DENSITY AND ECONOMY REQUIED.



ELECTRIC OUTLETS

ONBOARD 120 & 240 VOLT OUTLETS 14.4 KW AT 50 AMPS.

ALKANE'S 190 KW PEAK (415 NM) ELECTRIC DRIVE MOTOR

CAPABLE OF DELIVERING OVER 415 NM IN ANEXTREMELY SMALL, LIGHT PACKAGE.

ALKANE'S 115 KW CONTINUOUS ELECTRIC GENERATOR

NOWHERE TO PLUG-IN? NO PROBLEM. OUR ELECTRIC GENERATOR DELIVERS ENOUGHT POWER TO QUICKLY RECHARGE THE BATTERIES WHILE STILL DRIVING

VEHICLE II | CLASS 8 TRUCK


80,000 GVW HEAVY HAULER

CLASS 7 CAB-OVER TRUCK

THE CLASS 7 CAB-OVER IS THE ONLY ONE OF ITS TYPE IN THIS WEIGHT CLASS POWERED BY LIQUID PROPANE

Our cab-over Class 7 Liquid Propane Autogas (LPG)-powered cab-over cleared Department of Transportation (DOT) compliance in 2015 and is ready for production. Fleet dealers are in place and orders are coming in. The cab-over Class 7 is used for beverage delivery, propane gas delivery, box truck delivery and many other delivery applications.

CLASS 8 CAB-OVER TRUCK

ALKANE'S CLASS 8 CAB-OVER, HEAVY-DUTY TRACTOR IS CLEAN BURNING AND MANEUVERABLE IN CONGESTED AREAS

The Alkane Class 8 LPG-powered cab-over is our entry into the long-haul trucking market. We expect this highly-efficient and clean-burning tractor will complete DOT, EPA and CARB certification by mid 2019. Alkane's phased approach to delivering our three vehicles allows for immediate (2017) sales of the Class 7, filling orders for the Alkane Dominator™ in 2017/2018 and taking the Class 8 to production in 2019.

THE DOMINATOR™

DOMINATOR ™ FILLS THE VOID LEFT BY HUMMER H1 AND H2

The Dominator™ is ideally suited for government, military and municipal applications as well as the civilian, on/off-road enthusiast market and will be available in LPG, CNG or gasoline engine models. Standard on each Dominator™ is the full-body LINE-X Polyurea coating that prevents rust, scratches and abrasions on all treated surfaces. Alkane engineers are also developing bullet-resistant armoring for police and military applications.


PROPANE
PROPANE
PROPANE

Alkane Class 7 Cab Over | Alkane Class 8 Cab Over | Alkane Dominator™

VEHICLE III | CLASS 7 TRUCK


ALKANE
TRUCK
COMPANY

Liquid Propane Autogas Powered Class 7

Alkane Truck Company's Liquid Propane Autogas Powered Class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab-over is the perfect inner-city solution. The cab-over design increases visibility while negotiating in tight areas and the hi-torque engine runs ultra quiet without any black smoke.

The Alkane Liquid Propane Autogas Powered Class 7 cab-over truck comes equipped with a Power Solutions International (PSI) 8.8 Liter big block engine with a durability-tested Bi-Phase Technologies Liquid Propane Autogas or Compressed Natural Gas fuel system and is complemented by the Allison 2500 series heavy duty automatic transmission. Due to less carbon build-up and friction, natural gas powered engines generally surpass the life cycle of their gasoline and diesel counterparts.

The Liquid Propane Autogas Powered Class 7 cab-over cleared DOT certification in November 2015 and became available for distribution in early 2016. Alkane Truck Company utilizes a unique assembly and distribution model that reduces costs and turnaround time between order and delivery. Reduced the overhead costs afford the company the ability to sell the Alkane Truck Company's Liquid Propane Autogas (LPG) Powered Class 7 for a price comparable to its diesel counterpart. Better efficiency, cheaper fuel costs, longer lasting engines and local, state, and federal purchase incentives make buying these LPG-powered vehicles extremely attractive.

The Liquid Propane Autogas (LPG) distribution network exceeds that of any other alternative fuel. For larger fleet operators, the cost of installing a propane fueling depot at their terminal(s) is far less than the cost of an equivalent diesel or gasoline depot. Operators can monitor local, state, and federal incentive programs to offset installation costs.



LAMPTON LOVE
Beverage Delivery
PROPANE
Propane Delivery
DOT Compliant
Water Tanker
Box Delivery



ALKANE Class 7 Cab Over Model P-33 Specifications*
Function
Medium Duty Delivery
Fuel Type
Liquid Propane AutoGas
Product Model
P-33
Drive
4X2
Wheel Base
197 Inches
GVW
33,000
Overall Dimension
333 in. L /93 in. W / 109 in. H
Model
PSI 8.8Liter (535 CID)



OPERATORS
Using Liquid Propane
AutoGas instead of Diesel
or Gasoline
could save your fleet up
to 50% in fuel costs.
ERGONOMICALLY DESIGNED INTERIOR FOR COMFORT, SAFETY AND PERFORMANCE


Two Models to Choose From:
P-33 at 33,000 GVW
or P-26 at 25,999 GVW
POWERED FOR THE BIGGEST JOBS
PSI V-8, 8.8 Liter
565 ft. lb. Torque @ 1500 RPM
Liquid Injection Propane Engine
BI-PHASE TECHNOLOGIES
Durability-tested liquid propane fuel system
Bi-Phase Technologies Direct Liquid-Injection, Durability-Tested, Propane Fuel System
Alkane Truck Color Options
Basic Colors
Auxiliary Colors
* Specifications apply to the GYW 33,000 Model
Powertrain Provided by Power Solutions International PSI

Engine Power PS	270 HP @ 2600 RPM
Torque	565 ft. lb. @ 1500
Body	Cab Over
Tires	Radial Tubeless 11R 22.5
Transmission	6 Speed Automatic or Manual
Front Axle Rating	12,000 lbs
Rear Axle Rating	21,000 lbs
Axial/Speed Ratio	6+1
Steering Gear	C34
Brakes	Drum / Air Brakes / ABS
Fuel Tank	64 Gallon LP Tank
Chassis Curb Weight	11,550
Tread Front to Rear	76 Inches
Longitudinal leaf spring with dual acting telescopic shock absorbers. Energy accumulating spring air cut-off parking brake. Dual circuits pneumatic service brake. Single reduction rear axle.	


ALKANE
A/C. Power Windows and Doorlocks.
AM/FM Radio with DVD.
USB, Bluetooth, MP3, Compatible. GPS.
Adjustable Steering Wheel.
Back Up Camera.
PROPANE DELIVERY
GAS NATURAL
Doesn't it make sense to make your Propane deliveries with a Propane Powered Truck?




PROPANE DELIVERY


ALKANE
TRUCK COMPANY
CNG
LPG
ALKANE CLASS 8 HEAVY-DUTY TRACTOR – 80,000GVW



Why Alkane?

Alkane Truck Company is a leader in the development of alternative-fueled trucks. Alkane provides a one-stop solution for propane-powered medium- and heavy-duty trucks, and the all-new, all-terrain workhorse: The Alkane Dominator™. Our liquid propane auto-gas (LPG)-powered vehicles are not after market add-ons. They are not conversions. They are the first vehicles in their respective classes designed from the ground up to run on clean and abundant LPG.

The Alkane Dominator™

Fans have long lamented the passing of the rugged on/off-roa Hummer H1 and H2. Rugged is reborn with the new 4WD Dominator™. Strong, tough and versatile, the Dominator™ is a rolling fortress, capable of navigating through any terrain. With the snorkel exhaust, it can even plow through 40 inches of water without stalling out.

Why Liquid Propane (LPG)?

LPG is abundant in the United States and advancing projects utilizing LPG lessens our dependence on foreign oil. That propane burns markedly cleaner than diesel or gasoline encourages the restoration and protection of our environment for generations to come, while extending engine longevity--a win/win. Alkane Truck Company and its engineers have been able to accommodate the kind of torque truckers want and need with our alternative-fueled trucks while maintaining greater fuel efficiency. And finally, LPG distribution is more advanced than any other alternativ

Competitive Pricing

Alkane's alternative-fueled trucks are priced comparably to their counterparts running on gasoline or diesel. With the liquid-injected propane fuel system, horsepower and torque performance are identical to engines powered by gasoline and diesel. Propane is abundant in this country and fueling stations are growing in number (over 3800). With the cost per gallon being less than gasoline or diesel, it makes sense to make propane the fuel of choice. Many states offer tax incentives of up to $25,000 for Class 7 truck purchases as long as the fuel type is LPG or CNG.

Alkane Truck Company, a US truck assembler, has emerged as a leader in alternative fuel vehicles that run on liquid propane (LPG) and compressed natural gas (CNG).

Robert Smith III, Founder and CEO, is assisted by a team of competent marketers, suppliers and distributors.

North America has experienced a boom in the use of alternative fuel vehicles over the past decade. This has been in response to rising oil prices, improved transportation infrastructure and the need for a cleaner, less expensive, domestic fuel source.

Many popular vehicle manufacturers suffer overhead constraints that limit the cost effectiveness of producing alternative-fueled vehicles for what is currently a relatively small market segment. With its limited overhead, Alkane Truck Company is perfectly positioned to serve this market with a series of quality Class 7 trucks, Class 8 trucks and off-road vehicles for many applications.

The United States has some of the largest natural gas basins in the World, but less than 1% of global, operable natural gas vehicles. However, growth in this industry is expected to increase almost 15% per year over the next five years due to the overwhelming reserves of natural gas and the cheap cost of domestic production. Also helping to fuel this growth is the potential passing of legislation that will grant tax credits to natural gas vehicle manufacturers, end-consumers and infrastructure investments.

Now is the time to be looking into the enormous cost-cutting feasibility of propane and natural gas vehicles.


A
ALKANE
TRUCK COMPANY

ALKANE TRUCK COMPANY | OUR PARTNERS

Alkane Truck Company hopes to generate over 300 direct jobs and thousands of indirect jobs for Americans in manufacturing and assembly op in South Carolina as we focus on our mission of reducing dependence on foreign oil, developing products that restore and protect clean air and, most importantly, create high-paying jobs for Americans.

AGRALE

Agrale is a Brazilian manufacturer of military vehicles, commercial vehicles, engines and agricultural tractors. Agrale will furnish Alkane with the gliders (chassis and frames) for the Alkane Dominator™. Agrale was established in 1962 and has become the major supplier of military vehicles to the Brazilian government. To date, Agrale has manufactured and produced nearly one million products.

FOTONDAIMLER AUTOMOTIVE

Foton/Daimler is a manufacturer of gliders (chassis and frames). On June 16, 2015, the World Brand Summit, organized by the World Brand Lab (WBL) in Beijing, China, released the 2015 (12th) list of China's 500 Most Valuable Brands. Foton ranked 1st in commercial vehicles in the domestic industry, with a brand value of 80.936 billion yuan (13.4 billion US dollars), a growth rate of 20 percent for five consecutive years and renewal as China's No.1 commercial vehicle brand for 11 consecutive years. Foton is located in Beijing, China and produces over 700,000 trucks per year.

PSI POWER SOLUTIONS INTERNATIONAL

Power Solutions International (PSI) is an engine manufacturer located near Chicago, Illinois. PSI is the leader in alternative fuel engine development and the leading cleantech manufactu supplier of industrial and on-road engine and power solutions.

TRIAD SERVICES GROUP, INC.

Triad Services Group, Inc. has provided a ground-up solution for the Class 7 truck, from concept to full OEM production. Triad has a proven track record of developing engineered vehicle products that achieve all final delivery expectations.

Bi-PHASE
$mart Clean Propane

Bi-Phase Technologies is an electronic fuel-injection system manufacturer. Bi-Phase Technologies, formerly a privately-held subsidiary of Schwan Foods, has been proven and durability tested with millions of miles of road use.

LINE-X
PROTECTIVE COATINGS

LINE-X is the industry leader in truck bed protection offering specially formulated polymers that permanently bond to a truck's body protecting it from just about anything. As one of the nation's leading providers of spray-on protective coatings, LINE-X products are utilized in commercial, industrial, agricultural, military and custom applications.



PRODUCTION
ASSEMBLING
DEALERSHIPS
SUPPLY CHAIN
LOGISTICS
SUPPLIER
DEVELOPMENT

ALKANE TRUCK COMPANY | WHERE ARE WE NOW?

Prototypes are ready for assembly. The process has been streamlined by hand-picking the best vehicle components from well-established international manufacturers and eliminating the infrastructure expense of stamping, welding and painting machinery. This streamlined assembly and distribution model minimizes overhead costs and allows Alkane to offer more competitively priced vehicles in their respective markets.



June, 2015



PSI POWER SOLUTIONS INTERNATION AL

Alkane Truck Company and PSI Power Solutions International Initiate Alternative Fuel Engine Program

AUGUST 2015



DEALERSHIP NETWORK

Alkane Authorizes 130 Dealer Locations Nationwide

September, 2015



CLASS 7 PROTOTYPE

Triad Services Completes Class 7 Cab-Over Prototype

October, 2015



FOTON DAIMLER

Foton-Daimler Signs Alkane Truck Company as Exclusive AOS for USA

November, 2015

U.S. DOT

DOT Compliance Achieved for Class 7 LPG Trucks

March, 2016



AGRALE BRAZIL

Agrale of Brazil Signs Alkane Truck Company as Exclusive AOS for North America.

May, 2016

SOLD TRUCKS

Alkane Sells First Production Lot of Class 7 Trucks

July, 2016



DOMINATOR PROTOTYPE

First 4WD Dominator Prototype Developed for demo at the SEMA 16' Auto Show

November, 2016


SAVE THE DATE

SEMA AUTO SHOW 2016

Alkane and LINE-X Unveil The Alkane Dominator™ at Las Vegas Sema Auto Show 2016

AUGUST 2020


DOMINATE
THE ELEMENTS

LAUNCH ELECTRIC DOMINATOR

We expect to launch ar

Truck

Alkane Truck Company has spent a little over 5 years in development. We have modeled a plan to produce vehicles and place them in the hands of established dealerships without the huge expense of a manufacturing facility. Because of Alkane's innovative dedication and perseverance, we have succeeded in bringing to the market the first new US truck brand in over 48 years. Our Class 7 cab-over is the only one of its kind in the US, in this weight class, that runs on liquid propane autogas (LPG).

In the Fall of 2015, we successfully concluded DOT compliance testing and are now taking orders from our many dealer locations. Through 2018 and 2019, we will bring to the market two other vehicles just as unique and innovative: our Class 8 cab-over, 18-wheeler, and the 4WD humvee-style, Alkane Dominator™.

Alkane Truck Company is seeking investors interested in joining our mission to replace diesel trucks with less expensive, cleaner-burning natural gas alternatives. We are dedicated to using our own domestically-produced natural gas and weaning the country off of foreign oil. Most importantly, we are seeking to create jobs for Americans in engineering, development, assembly, logistics, marketing and sales.

We invite you to become a part of our project by contributing to the funding of three key components:

- **Acquisition of parts and inventory for mass production of Class 7 trucks in order to assist in expediting delivery to existing dealers**
- **Engineering and development of the 4WD, hu style Alkane Dominator™ for compliant use o highways**
- **Engineering and development of the Class 8, propane-powered 18 wheeler truck for compliant use on US highways**



ALKANE TRUCK COMPANY | THE MARKET

We expect that Alkane vehicles will be assembled in South Carolina.

Our engineers are developing bullet-resistant armoring for police and military applications. Each Alkane truck represents a "one-of- vehicle; since each vehicle represents a new category, there is no direct comparison to market categories of existing vehicles.
The Company has developed a marketing outreach to established dealers, partnering with over 80 dealership locations throughout the United States and Canada. Established dealership locations must have proven service capability to sell and oversee the care of Alkane vehicles and owners throughout the lifetime of each vehicle. The Company will have three vehicle types available to the market over the next three years:

- *Alkane Truck Company's liquid propane autogas-powered Class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab-over is the perfect inner-city solution. The cab-over design improves visibility while negotiating in tight areas and the hi-torque engine runs extremely quiet without any black smoke.*
- *The Alkane Class 8 features world standard fuel economy powered by LPG or CNG. This truck is scheduled for DOT compliance testing in 2019, after which Alkane will begin fulfilling advance dealer orders.*
- *The Dominator™ is a rugged 4WD workhorse. Built with military DNA, this humvee-type vehicle can be fitted for specialty applications such as fire and rescue, police, forestry and any other governmental or industrial need. With 345 horsepower at 5,400 rpm and torque to spare, the 4WD Alkane Dominator™ can handle any road conditions. Snow, mud, standing water or rugged off-road terrain is no match for this 6L V8 power house. Paired with the choice of a 6-speed automatic or manual transmission, an added feature is low-cost liquid propane as an alternative fuel. Power Solutions Intern known for its engineering excellence, has designed this big block to offer the same torque curve as gasoline with diesel-like performance. Offered s on the Dominator™, LINE-X body coating prevents rust, scratches and abrasions on all painted surfaces.*

The Company targets a new market niche by offering vehicles with specific qualities not currently represented and, therefore, not comparable to anything else on the market. Targeting less than 1% of the total market share of medium- and heavy-duty truck sales, Alkane can retain its specialized niche and become a profitable industry leader.



The Alkane Dominator™ - Disclosed location, not actual production model.

WE SAW AN OPPORTUNITY IN THE AUTOMOTIVE INDUSTRY

THE PREMIUM 4X4 ALTERNATIVE FUELED TRUCKS

In 2016, automakers sold more than 508,000 full-size pickups during the first quarter, a 5 percent gain over the same period in 2015, according to a Trucks.com analysis of US sales reports. Mid-sized pickups are growing at a faster rate. Sales for the quarter were 14 percent higher than the first quarter of 2015. Combined, full- and mid-sized pickup truck sales rose at a 6 percent rate during the quarter, well ahead of the industry's 3.4 percent growth rate. Pickups made up nearly 14 percent of the 4.1 million vehicles sold in America through the first quarter, according to Autodata Corp.

In the near future, Alkane Truck Company plans to pursue production of pickup trucks to take advantage of the premium niche segment of this market in the USA.


$629,000
CONQUEST KNIGHT XV
OVER $500 K
$406,000
BRABUS 500
$87,500
DOMINATOR™
$126,000
MERCEDEZ G500
$90 K
$53,000
FORD F-150 RAPTOR
$53,800
DODGE RAM REBEL
$56,000
CHEVROLET 2500HD
$30 K
MASS PROD.
PREMIUM
LUXURY

PREMIUM TRUCK MARKET SEGMENT


Mercedes-Benz
BRABUS®
KNIGHT XV
LUXURY
DOMINATOR
PREMIUM
RAM
CHEVROLET
MASS PRODUCTION

Luxury Segment

Brands such as Mercedes-Benz, Brabus and Conquest are offering high-end luxury trucks with unique modifications; all feature 4x4 off-road capability and all are available at an equally high-end price tag - paying for the brand rather than the product itself.

Luxury cars are more expensive because of their limited production volumes.

Premium Segment

The sweet spot in the market is where our high-quality vehicles are made affordable for the smart consumer. Alkane consumers look for premium quality, unique features and reliable customer service. They understand the value of a limited-volume vehicle built to last forever and offered at a price well below other big name brands in the premium truck market.

Mass Production Segment

Since the popular pickup prototype [illegible] introduced in 1925, these trucks have [illegible] far and wide in the US. Some states have a higher concentration of pickups than others. Mass production pickups can be categorized as either compact or mid-sized. The most popular basic pickup may include a two-axle frame, a standard cab and a gasoline engine, while mid-sized pickups may have a higher-powered engine; for example, the 1987 Dodge Dakota was the first mid-sized pickup introduced with V-6 and V-8 engines.


PSI 6.0 Liter V8 364 CID Engine with the GM R90 6-Speed Automatic Transmission.
These vehicles will utilize the Bi-Phase, durability-tested, liquid-injection propane (LPG) fuel system. All components of the power supply are EPA, DOT and CARB certified for US Highways.
DOMINATOR™
Alkane Dominator™—4WD, Off-Road, Humvee Style, All-Terrain Workhorse.
PSI V-8, 6.0L, 364 CID, 345hp, Liquid-Injected, Propane Engine — 373 lb-ft torque @4,400 rpm
GM R90 six speed RWD / AWD, electronically controlled automatic overdrive transmission
EPA and CARB Certified
PSI
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ALKANE TRUCK COMPANY | OUR DEALERSHIP NETWORK

We have signed agreements with 100 well-established dealership locations nationwide to sell & service our trucks.


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ESTABLISHED DEALERSHIP LOCATIONS WHERE ALKANE VEHICLES WILL BE SOLD AND SERVICED

In response to the uncertainty of oil prices and the need for a cleaner, less expensive domestic fuel source, the past decade has seen a boom in the use of alternative fuel vehicles in North America. Increasing numbers of fleet owners have become convinced that natural gas and propane fuel are cost-saving options for their fleets. Even with the lower gasoline and diesel prices available today, propane and CNG prices are approximately half the cost, say nothing of the savings in maintenance and longevity of the vehicles. Alkane's mission is to utilize abundant, domestic fuel sources, promote cleaner air by providing less polluting vehicles and create American jobs.

The Class 7 truck is 26,000 gross vehicle weight ("GVW") to 33,000 GVW and the Class 8 18-wheeler is 80,000 GVW. Alkane Truck Company's Dominator™, an on-road/off-road, all-terrain vehicle with a GVW of 12,800 lbs, is designed to fill the void left by the popular Hummer H1 and H2.

While natural gas provides an end-user fuel savings of between 50% and 70% (depending on LPG or CNG fuel type) as well as extended engine life, we will also offer gasoline and diesel versions to keep Alkane positioned to compete in all changing market trends. Our business is based on a small percentage of the overall market for Class 7 and Class 8 trucks. In 2015, the combined total sales of Class 7 and Class 8 amounted to over 700,000 trucks. Of this total, our goal is to sell 3,000 trucks a year through our dealership network of 105 locations in North America. Over a period of three to five years, we project a total of 345 domestic and international dealership locations selling and servicing our trucks. Our smart, simple business model streamlines assembly and distribution.

We are in the process of setting up an internal call center charged with contacting an extensive network of some 84,000 dealerships in the USA, Canada and Mexico for the purpose of selecting only 600 or so of the most trusted over the next two years to represent Alkane's line of vehicles. Because we are determined to maintain the highest level of customer satisfaction, Alkane will train these select dealerships to service our vehicles at no cost to them and with no dealership fee of any kind. Rather than direct sales, then, these carefully chosen dealerships will be best equipped and trained to sell and service vehicles for our end users close to home.



Propane trucks emit **40%** less smog-producing hydrocarbons than gasoline, **80%** less hydrocarbons than older diesel engines, and **ZERO** black smoke.

ALKANE TRUCK COMPANY | THE TEAM



Robert Smith | *Chief Executive Officer, Chief Financial Officer and Secretary*

Mr. Smith is the Company's Chief Executive Officer, a position he has held since June 4, 2011. As our CEO, Mr. Smith has overall responsibility for all of the operations of the Company. Since June 4, 2011, Mr. Smith has also served as the Company's Chief Financial Officer and Secretary. Mr. Smith has not held any other officer positions within the Company.

Mr. Smith has a degree in Computer Science from Columbia Commercial College and has served as President of three successful companies: banking s

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development and implementation, factory building micro computers and software development for the first pre-paid cellular telephone platform.

Mr. Smith has over 30 years of experience in the import/export industry and has traveled extensively throughout China, Russia, Central America, Mexico and South America. He has the necessary business skills to direct the operations of the Company with primary emphasis on streamlining operations, continued development of the latest technologies and implementation of those technologies for both timeliness and cost-effectiveness.



Miguel Peña

OPERATIONS MANAGER

Mr. Pena is the Company's Operations Manager, a position he has held since September 2016. In this position, Mr. Pena has responsibility for overseeing all assembly operations. From September 2014 to September 2016, Mr. Pena was General Manager of Alkane Motors Dominicana, an authorized dealer of Alkane Truck Company, where Mr. Pena



Sandro Stedile

GENERAL MANAGER

Shareholder of the Stedile group that owns the Agrale manufacturing facilities in Brazil, Mr. Stedile joins Alkane Truck Company to introduce the Agrale products into the USA market.

With MBAs in both business administration and international business, Mr. Stedile adds valuable



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Ricardo Takeo Kuwabara

CHIEF ENGINEER

Mr. Kuwabara is a vehicle design and production team leader with experience in engineering, purchasing, manufacturing, commercial, financial and legal areas. Mr. Kuwabara is responsible for a team of 30 engineers and technicians from design studio, body, electrical, powertrain & chassis engineering. He provides engineering ser

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was responsible for all operations of the company in the Dominican Republic - including creating the distribution network for the company's vehicles, positioning the brand, establishing 3 dealer locations as well as introducing the Class 7 diesel version, 4x4 Mako Pickup and the 16-passenger Maxi-van into the Dominican market.

expertise to the management of Alkane Truck Company's assembly and distribution operations. In recent years, he has increased revenue by over 20% for one of the Stedile group companies in Brazil, and implemented cost saving processes that have generated over $1 Million US in savings for Agrale, Brazil.

all of the company's products charged with delivering the lowest costs, highest quality and best timing in production and development.

Mr. Kuwabara is fluent in Portuguese, English, German and Spanish. He has basic working knowledge of Japanese, French and Italian, providing the company better communications with engineering counterparts in our supply chain.



Eric Moore

EXECUTIVE DIRECTOR OF SALES & MARKETING

Mr. Moore is the company's Executive Director of Sales and Marketing, a position he has held since August 2016. In this position, Mr. Moore is responsible for defining and implementing all sales and marketing strategies to achieve the company's goals and projections.



Kristin Smith

DIRECTOR OF IT & SOCIAL MEDIA

Ms. Smith is responsible for developing and implementing marketing strategies for the company's social media sites. This includes blogging, creating social media profiles, managing regular posts and responding to followers.



Jamie Roberts

PLANT OPERATIONS SUPERVISOR

Mr. Roberts is highly experienced in quality control of all product lines, research and development, rapid prototyping and implementation of new products. He has worked with top lighting engineers in China and United States to develop LED lighting. He oversees daily operations and production.



Mary Henderson

EXECUTIVE ADMINISTRATOR

Ms. Henderson has spent the bulk of her career as a managerial assistant to executives in a vast array of businesses, handling all manner of strategic responsibilities. Her focus on detail, time mana customer service and her expertise in editing and proofreading make her an asset to the company.



ALKANE TRUCK COMPANY | IN THE NEWS

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> *When you seek to play in an established market like commercial trucking, it takes people with industry depth to understand the challenges of developing a channel and spot a new market or industry break-through.*
>
> **Forbes Entrepreneur**

> *We couldn't be happier to celebrate the 300 new jobs Alkane is bringing to South Carolina, and we are proud to congratulate this great company for all of the success they have found here." –Gov. Nikki Haley*
>
> **South Carolina Department of Commerce**

> *Alkane Truck has opened a manufacturing facility in South Carolina, which is expected to add 300 new jobs over the next two years. This announcement ties into the company's launch of its Class 7 liquid-injected propane cab-over truck.*
>
> **Fleets and Fuels**

> *Alkane Truck Co. will sell vehicles through its established network of 130 truck dealership locations throughout the U.S. and Canada. The cab and chassis can be fitted with various bodies from a variety of suppliers to accommodate niche market needs that include the general delivery industry, the beverage delivery industry, the refuse industry, and the propane delivery industry. Government FleetAlkane Truck Company, a new OEM of Class 7-8 Trucks in Myrtle Beach, S.C., has released its propane autogas-powered cab over Class 7 truck to the U.S. market.*
>
> **BPNews | Butane-Propane News**

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ALKANE TRUCK COMPANY | WHY INVEST?

Five years ago, Bob Smith realized that there was an opportunity to fill a much-needed void in America's trucking market. He saw countless numbers of diesel-powered trucks transporting goods - all producing tons of carbon emissions and most dependent on foreign oil.

HIS VISION WAS THREE-FOLD:

1. ***Produce a line of clean-burning, alternative-fueled trucks.***
2. ***Use domestically-produced, cost-effective fuels such as propane and CNG.***
3. ***Assemble the trucks in the US and create jobs for Americans.***

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WE HAVE REACHED PRODUCTION STAGE FOR OUR CLASS 7 LPG TRUCKS & WE ARE SEEKING INVESTORS

Our customers are ready to place orders. We are ready to manufacture!



OUR CLASS 7 LPG TRUCK
OUR DOMINATOR
OUR CLASS 8 LPG TRUCK
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Today that vision has become a reality. Alkane Truck Company is taking orders for its Class 7 cab-over delivery trucks. The Company is in the development phase of a Class 8 18-wheeler and a humvee-style 4WD off-road vehicle we hope to make available in 2018 and 2019, respectively.

CONSIDERATIONS:

1. ***Bypass expensive factories; Alkane uses a simplified business model which the company believes reduces risk.***
2. ***Alkane has a network of well-established dealership locations in place where trucks will be sold and serviced.***

3. ***Truck fleets are anxious to acquire our Class 7 cab-over trucks and Alkane is unique in offering such a truck in this weight class.***
4. ***Alkane Truck Company is no longer a concept but a reality.***

You can be a part of an industry that sold over 400,000 trucks last year. You are investing in the first new American truck brand to be introduced in this country in over 48 years.

Together, we can restore and protect the air for generations, reduce our dependence on foreign oil and create American jobs. Be a part of Alkane Truck Company's vision today!

ALKANE TRUCK COMPANY | WHY NOT A MANUFACTURER?

BUT INSTEAD AN ASSEMBLER OF TRUCKS

Cars are incredibly expensive to design and develop. Automakers frequently spend hundreds of millions of dollars (sometimes billions) designing and developing vehicles from the ground up.
On top of the high design and development costs, there's the matter of tooling and configuring a manufacturing plant, training assembly line workers, u[illegible] the robotics that handle various parts of the assembly process and on and on. Toyota, for example, spent over $2 billion developing their Tundra pickup truck, considering the cost of the factory built for the truck in San Antonio.


CATERPILLAR

These costs have to be amortized across every vehicle sold. As a result, a limited-production vehicle inevitably costs more than a mass-produced vehicle. Assuming $1 billion dollars in product development costs, for example, spread across a vehicle model that sells about 10,000 units a year for 5 years, the cost is $20,000 per car just to break even (ignoring the time value of money and ROI expectations set by the automaker).

And you still have to actually buy all the parts and put them together in a factory! You're $20k in the hole before you even start building the car...and that assumes hitting your sales projections (which is never guaranteed).

Summing up, the math is pretty simple once you understand the facts.

1. ***Individual vehicle models often cost hundreds of millions of dollars to develop, not counting the costs of setting up a manufacturing plant, [illegible] assembly workers, etc. The total cost is easily $1 billion per vehicle, often more.***
2. ***These costs must be amortized across every model sold.***
3. ***If the model is sold in very low volumes (10,000 units a year), a good portion of the selling price goes toward covering development costs.***
4. ***If the model is sold in very high volumes (300k units a year), the amortized development cost per vehicle is minimal...which is why the F-series truck, Toyota Camry, Honda Civic and other popular models are so "cheap" (relatively speaking).***
5. ***While the costs of building a car with luxury options and features is higher than building a car without, the cost difference is small.***

Basically, **luxury cars are more expensive because you're paying for exclusivity**. The more exclusive (fewer models sold) the car, the more the automaker has to charge each buyer for design, development and assembly costs.

ALKANE TRUCK COMPANY

U.S. Assembler of Alternative Fuel Trucks and Off Road Vehicles

Offering Summary

REGULATION CROWDFUNDING OFFERING STATEMENT

DATED JANUARY 11, 2017

Alkane Truck Company

1053 London Street

Myrtle Beach, South Carolina 29577

(843) 839-0109

Up to 234,741 shares of Class B Common Stock at $4.26 per share.

Minimum Purchase: 57 shares at $4.26 each, for a total of $247.08

Total offering amount: Up to $999,996.66

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share (the "Class B Common Stock") of Alkane Truck Company, a Georgia corporation (the "Company") on a "best efforts" basis. The target offering amount necessary to close this offering is $24,993.42. If we do not raise our target offering an March 30, 2017, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscri excess of the target offering amount up to $999,996.66 on a first come, first served basis. See "Plan of Distribution" on page 2 and "Our Securities" on page 2 for a description of our shares.

	Number of Shares	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (3)
Per Common Share	1	$4.26	$0.00	$
Target Offering Amount	5,867	$24,993.42	$0.00	$24,993.42
Maximum Offering Amount	234,741	$999,996.66	$0.00	$999,996.66

The fee for posting on Startengine.com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surch $0.1065 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a p the target offering amount or maximum offering amount.

We do not intend to use commissioned sales agents or underwriters.

Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on Startengine.com. See "Use of Proceeds" and "Plan of Distribution".

We may also use proceeds in an irregular way, which may include, but are not limited to, the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "administration expenses" that are not strictly for administrative purposes, any "travel and entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.

We will notify investors when the target offering amount has been met.

If we reach the target offering amount prior to March 30, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment at least 48 hours prior to March 30, 2017, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.

If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment [illegible] cancelled and your committed funds will be returned to you.

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Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class B Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 2.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering statement or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

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Offering Details

Annual Report

View Alkane Truck Company's Annual Report

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$966,727.00	USD	$1,020,397.00	USD
Cash & Cash Equivalents	$29,833.00	USD	$3,180.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$2,717,460.00	USD	$2,260,666.00	
Long-term Debt	$1,923,673.00	USD	$1,280,010.00	USD
Revenues / Sales	$221,160.00	USD	$0.00	USD
Costs of Goods Sold	-$269,414.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$1,154,127.00	USD	-$672,032.00	USD

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

No available updates at this time. Follow Alkane Truck Company to get notified of future updates!

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